Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

second quarter ended on June 30, 2022 (“2Q2022”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation place us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP) and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2022

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, August 9, 2022

During the 2Q2022, total comprehensive income amounted to Ps. 5,311 million, or Ps. 7.06 per share (Ps. 35.28 per ADS), compared to a total comprehensive income of Ps. 5,570 million, or Ps. 7.40 per share (Ps. 37.00 per ADS) in the second quarter ended on June 30, 2021 (“2Q2021”).

Operating profit for 2Q2022 amounted to Ps. 9,327 million, Ps. 864 lower compared to 2Q2021. This variation was mainly due to:

➢Lower revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) segment amounting to Ps. 2,040 million.

➢Higher depreciation of Ps. 113 million.

➢Higher revenues from Other Services segment by Ps. 867 million.

➢Operating costs and administrative and commercialization expenses, excluding depreciation, decreased by Ps. 570 million compared to 2Q2021.

Financial results recorded a negative variation of Ps. 1,644 million.

Income tax expense showed a decrease of Ps. 2,220 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of June 30, 2022 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 1

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Analysis of the results

Total revenues amounted to Ps. 28,073 million in 2Q2022, a Ps. 1,289 million decrease compared to Ps. 29,362 million in 2Q2021.

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 2Q2022 and 2Q2021 is shown in the table below:

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 570 million in 2Q2022 compared to 2Q2021. This variation is due to the lower cost of natural gas consumed for liquids production (a lower volume partially offset by higher prices) and lower repair and maintenance expenses. These effects were partially offset by higher labor costs.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 2Q2022, financial results experienced a negative variation of Ps. 1,644 million compared to 2Q2021.

This variation is mainly due to lower gain on monetary position of Ps. 2,443 million and the higher negative foreign exchange difference of Ps. 1,858 million (during 2Q2022 a higher exchange rate variation was recorded, partially offset by the lower liability position in foreign currency). These effects were partially offset by the higher result generated by financial assets of Ps. 2,134 million and the lower negative result for the repurchase of notes by Ps. 210 million.

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 260 million.

Natural gas transportation revenues accounted for approximately 29% and 28% of total revenues in 2Q2022 and 2Q2021, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts which represent approximately 84% of the total revenues of this segment in 2Q2022 and 2Q2021.

This tariff segment, subject to ENARGAS regulation, received its last tariff increase of 60% on March 1, 2022 following three years of no increments.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

The decrease in operating profit before depreciation was mainly explained by lower revenues given the tariff adjustment, which did not offset the negative variation associated with the inflation restatement effect under IAS 29 and the higher operating expenses.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 58% and 62% of total revenues in 2Q2022 and 2Q2021, respectively. During 2Q2022, production reached 266,105 tons (11,318 tons higher than 2Q2021).

Operating profit before depreciation in this business segment during 2Q2022 was Ps. 1,202 million below 2Q2021, reaching Ps. 6,043 million (compared to Ps. 7,245 million recorded in 2Q2021). This variation stems mainly from lower revenues of Ps. 2,040 million, which was partially compensated by a reduction in the cost of natural gas consumed (lower natural gas consumption offset by the increase in higher prices denominated in U.S. dollars) and the export withholding tax charge of Ps. 143 million.

Liquids revenues were Ps. 16,206 million in 2Q2022 compared to Ps. 18,246 million in 2Q2021. We highlight the impact of the restatement in accordance with IAS 29, which resulted in a decrease of Ps. 6,602 million.

Total volumes dispatched decreased 18%, or 51,385 tons, compared to 2Q2021. This decline stems from lower revenues of Ps. 2,639 million, and was mainly due to lower exported tons of propane and butane that resulted from the impossibility of exporting to meet domestic demand, and ethane delivered to our only customer, which was unable to receive the product due to maintenance work at its facilities.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

These effects were partially offset by the increase in international reference prices of Ps. 2,924 million, the nominal variation in the exchange rate on U.S. dollar-denominated revenues of Ps. 2,296 million and the higher price of ethane of Ps. 1,379 million.

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 13% and 9% of our total revenues in 2Q2022 and 2Q2021, respectively.

Operating profit before depreciation increased by Ps. 711 million mainly as a result of a Ps. 867 million increase in revenues in 2Q2022, which was partially offset by the increase in the operating costs of Ps. 146 million.

The increase in revenues was primarily explained by: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 1,189 million, and (ii) the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 323 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 1,010 million.

Operating Information - Vaca Muerta System
MMm3/d
14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
2Q2020
2Q2021
2Q2022
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Financial position analysis

Net debt

As of June 30, 2022, our net debt amounted to Ps. 12,501 million compared to Ps. 16,948 million as of December 31, 2021. Our total net financial debt is denominated in US dollars for both periods and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2022 and 2Q2021 was as follows:

As of June 30, 2022 and December 31, 2021, fund allocations were as follows:

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Below is a reconciliation of the free cash flows for the 2Q2022 and 2Q2021:

2Q2022 vs. 2Q2021

During 2Q2022, cash flow (used in) / provided by operating activities amounted to Ps. 2,632 million, Ps. 8,429 million below 2Q2021, and is mainly explained by higher income tax payments as well as an increase in working capital.

Cash flow used in investing activities amounted to Ps. 1,369 million in 2Q2022, compared to Ps. 5,425 in 2Q2021, mainly due to the collection of financial assets not considered cash equivalents made during 2Q2022. This effect was partially offset by higher payments for PPE acquisition of Ps. 532 million.

Finally, cash flow used in financing activities decreased by Ps. 532 million.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

2Q2022 earnings videoconference

We invite you to participate in the videoconference to discuss this 2Q2022 announcement on Wednesday August 10, 2022 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_ptDtzZjIQ0Cf_l8mLE6iOg

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
6M2022					
Revenues	15,489	39,659	6,205	297	61,650
Operating profit before depreciation	8,662	17,612	4,273	32	30,579
Depreciation	(5,083)	(427)	(1,345)	-	(6,855)
Operating profit	3,579	17,185	2,928	32	23,724
6M2021					
Revenues	18,060	36,203	5,145	315	59,723
Operating profit before depreciation	10,887	17,842	3,498	80	32,307
Depreciation	(4,764)	(415)	(1,279)	-	(6,458)
Operating profit	6,123	17,427	2,219	80	25,849

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos)				
2Q2022					
Revenues	8,241	16,206	3,476	150	28,073
Operating profit before depreciation	4,249	6,043	2,404	-	12,697
Depreciation	(2,481)	(211)	(678)	-	(3,370)
Operating profit	1,768	5,832	1,726	-	9,327
2Q2021					
Revenues	8,357	18,246	2,601	158	29,362
Operating profit before depreciation	4,509	7,245	1,665	28	13,447
Depreciation	(2,407)	(205)	(645)	-	(3,257)
Operating profit	2,101	7,040	1,021	28	10,191

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
6M2022					
Revenues	13,468	34,194	5,532	249	53,443
Operating profit before depreciation	7,930	15,066	3,964	17	26,977
Depreciation	(743)	(76)	(305)	-	(1,124)
Operating profit	7,187	14,990	3,659	17	25,853
6M2021					
Revenues	9,891	20,108	2,846	170	33,015
Operating profit before depreciation	6,090	9,867	1,904	39	17,900
Depreciation	(522)	(58)	(259)	-	(839)
Operating profit	5,568	9,809	1,645	39	17,061

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
2Q2022					
Revenues	7,721	15,166	3,324	133	26,344
Operating profit before depreciation	4,362	5,556	2,353	(2)	12,269
Depreciation	(388)	(39)	(157)	-	(584)
Operating profit	3,974	5,517	2,196	(2)	11,685
2Q2021					
Revenues	4,806	10,602	1,493	87	16,988
Operating profit before depreciation	2,676	4,440	923	14	8,053
Depreciation	(274)	(29)	(133)	-	(436)
Operating profit	2,402	4,411	790	14	7,617

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2022 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the 6M2022 and 6M2021
(In million of Argentine Pesos)

	6M2022	6M2021
Cash flows provided by operating activities		
Total comprehensive income for the period	**14,937**	**12,689**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	6,855	6,458
Derivative financial instruments results	2	-
Disposal of PPE	12	51
Increase in allowances and provisions	232	292
Share of gain from associates	(56)	(2)
Interest expense accrual	2,415	3,123
Interest income on other financial assets other than cash and cash equivalents	24	1,545
Income tax	7,416	11,156
Doubtful accounts	-	(91)
Foreign exchange loss	4,796	6,855
Acquisition of Notes result	721	210
Gain on monetary position	(4,260)	(8,036)
Changes in assets and liabilities:		
Trade receivables	(3,330)	(3,364)
Other receivables	(1,451)	(3,086)
Inventories	(1,315)	(265)
Trade payables	504	1,240
Payroll and social security taxes payable	47	(359)
Taxes payable	196	514
Allowances	(1)	(2)
Contract assets	-	82
Other payables	(8)	15
Interest paid	(2,048)	(2,710)
Income tax paid	(11,650)	(3,810)
Contract liabilities	295	(313)
Derivative financial instruments payments	(61)	-
Cash flows provided by operating activities	**14,271**	**22,194**
Cash flows used in investing activities		
Additions to property, plant and equipment	(7,250)	(5,237)
Financial assets not considered cash equivalents	(8,420)	(21,034)
Cash flows used in investing activities	**(15,670)**	**(26,271)**
Cash flows provided by / (used in) financing activities		
Proceeds from loans	3,068	-
Cost of adquisition of notes	(1,716)	(532)
Cash flows provided by / (used in) financing activities	**1,352**	**(532)**
Net variation in cash and cash equivalents	**(47)**	**(4,608)**
Cash and cash equivalents at the beginning of the year	6,036	9,573
Monetary result effect on cash and cash equivalents	(1,882)	(1,829)
Foreign exchange gain on cash and cash equivalents	126	455
Cash and cash equivalents at the end of the period	**4,233**	**3,590**

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases